A. O. Smith CORPORATION

2001 Annual Report

Corporate *Profile*

A. O. Smith products provide comfort, convenience, security, and fun, improving the quality of life for millions of residential and commercial customers all over the world. The company's product lines include a comprehensive offering of fractional horsepower, hermetic, and integral horsepower electric motors; commercial and residential water heating equipment; and copper-tube boilers.

A. O. Smith Corporation is headquartered in Milwaukee, Wisconsin, and employs approximately 14,800 people at 44 facilities in eight countries. The company has paid cash dividends on its common stock every year since 1940.

Table of Contents



Net Sales of Continuing Operations
(dollars in millions)
703
801
1070
1248
1151
$1250
$1000
$ 750
$ 500
$ 250
$ 0
1997
1998
1999
2000
2001



Earnings Per Share
(dollars)
1.14
1.68
2.11
1.76
.61
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1997
1998
1999
2000
2001



Earnings from Continuing Operations
(dollars in millions)
32
41
50
42
15
$60
$48
$36
$24
$12
$ 0
1997
1998
1999
2000
2001

Sales by Platform

*includes 2001 sales of State Industries



45%
Water Systems Technologies*
55%
Electric Motor Technologies



Letter to *Shareholders*

A decade of unprecedented economic growth came to a close last year as the United States slipped into recession beginning in March. Manufacturing has borne the brunt of this particular downturn, with U. S. factory output declining for 16 consecutive months. A. O. Smith Corporation faced its share of difficulties during 2001 as evidenced by our disappointing financial performance. Although our company remained profitable – in itself an accomplishment given the scope of the downturn – nonetheless, sales and net earnings were both lower than the prior year.

In spite of the anemic economy, I am pleased to report the company achieved a number of significant accomplishments during 2001:

- In January, we completed the divestiture of the Storage & Fluid Handling platform and concluded the repositioning of the company that began in 1997. A. O. Smith now consists of two focused operating units, Electrical Products Company and Water Products Company, that are among the leaders in their respective industries;
- Despite the recession, Water Products Company set sales and operating profit records last year;
- In December, we acquired Shenzhen Speeda Industrial Co., Ltd., a manufacturer of subfractional horsepower electric motors in Shenzhen, China. This gives us a motor manufacturing presence in Asia for the first time, and we intend to use this capability to serve a portion of the North American ventilation market segment beginning later this year;
- Also in December, we concluded the purchase of State Industries, Inc., a privately held manufacturer of residential and commercial water heaters. This acquisition nearly doubles the size of our water heating business, as well as enhancing our manufacturing, technical, and marketing capabilities.


A.O.SMITH


Repositioned for Profitable Growth
$1500
$1200
$ 900
$ 600
$ 300
2001
Fiberglass
Water Systems*
Storage
Electric Motors
Automotive

Financial Summary

(dollars in thousands, except per share amounts)	2001	2000	Change
Net Sales of Continuing Operations	**$1,151,156**	$1,247,945	- 7.8%
Earnings from Continuing Operations	**14,502**	41,656	- 65.2%
Diluted Earnings Per Common Share	**.61**	1.76	- 65.3%
Cash Dividends Per Common Share	**.52**	.50	+ 4.0%
Capital Expenditures	**35,318**	40,516	- 12.8%
Book Value Per Common Share As of December 31	**19.00**	19.04	- 0.2%
Common Shares Outstanding As of December 31	**23,786**	23,549	+ 1.0%

Interestingly, 2001 produced very different outcomes for our two operating units. Sales for Electrical Products Company decreased 11 percent to $803 million and operating profits were significantly lower than the prior year. What began in mid-2000 as a cyclical downturn in the air conditioning industry eventually spread to nearly all of our core electric motor markets. Most of our customers suffered throughout the year from weak consumer demand, and they reacted by significantly reducing their finished goods inventories, further depressing motor demand.



We view this market slump as an opportunity to accelerate cost-reduction programs that were already under way to enhance our competitive position. Electrical Products Company's goal is to return to more acceptable profitability now – when our markets are weak – and to put itself in a position to significantly improve profits when the markets recover. Among the cost-reduction initiatives in progress are:

- A 10 percent reduction of Electrical Products' salaried workforce;
- The repositioning of additional motor assembly and parts fabrication operations to Mexico;
- The realignment of our motor warehouse operations.



We believe these actions will enable Electrical Products to increase its operating earnings by $16 million in 2002 and $20 to $25 million in subsequent years. Importantly, these cost reduction initiatives do not compromise Electrical Products' ability to grow its business. A. O. Smith still boasts the most extensive product line in the domestic electric motor industry, a competitive advantage at a time when customers are looking to consolidate their supply base. In each of our motor markets, we are pursuing opportunities to increase sales, either with existing customers or by securing new business. We also are looking at ways to expand our business outside of the United States, taking advantage of our manufacturing presence in Mexico, China, and Europe.

Water Products Company, on the other hand, increased its sales for the fourth consecutive year, with operating profit 16 percent higher than the previous year. The company benefited from improved sales of residential water heaters and the continued expansion of its international operations. Our strong position in the non-cyclical replacement residential and commercial water heater markets also made a positive contribution to Water Products' performance last year.

The addition of State Industries greatly expands the size and scope of our water heater business, and we are very excited about its growth prospects. State's presence in the retail segment of the residential water heating market complements our traditional strength in the wholesale distribution channel. State serves a number of the largest national hardware chains and co-operatives in addition to having a long-standing private label arrangement with Sears and an exclusive licensing agreement with Maytag. The retail channel represents approximately 50 percent of the residential market, and this will give us the marketing capabilities, as well as the extensive product offerings necessary to serve both retail and wholesale customers. The addition of the State business also strengthens our commitment to the commercial water heating market by broadening our product line and increasing the number of commercial wholesale distributors with which we do business.

This acquisition enhances the capabilities of our water heater business by bringing highly productive, cost-effective manufacturing plants, additional product engineering resources, and a well-trained, motivated work force. The APCOM subsidiary, a major supplier of water heater components, complements our existing glass coating operations.

2002: *The Makings of Recovery*

Entering the new year, we believe our electric motor customers have completed their inventory reduction actions, setting the stage for an eventual recovery. Air conditioning inventories, in particular, were reduced to approximately 1.28 million units at year-end, the lowest levels since December 1995. The critical element as we go forward is consumer demand. We expect it will take several more months for the country to shake off the after-effects of this recession and do not believe the recovery will begin in earnest until the second half of 2002 or later.

While the economy mends, there is plenty of work to be done at A. O. Smith. One of the chief tasks of 2002 will be the smooth integration of the State Industries operations into our existing water heater business. There are numerous cost-reduction opportunities available as we take advantage of the greater critical mass of this business, and we expect State will make a solid contribution to operating profits in 2002. Equally as important will be completing the cost-reduction programs begun in Electrical Products Company last year.

Committed *to Growth*

A. O. Smith remains undeterred in its desire to be a company capable of generating consistent, profitable growth. We believe there are numerous growth opportunities in the industries we serve, either through gaining share with our existing customers, securing new business, expanding our international business, or introducing new products.

We also continue to believe there are opportunities to broaden our product offerings and enhance the competitive strength of our business through selective acquisitions. We will use three criteria in evaluating acquisition candidates in related industries or markets:

- They must provide an opportunity to leverage our existing business;
- They must provide the potential for sales growth at a compound annual rate of 10 percent or better; and
- Gross margins must be consistent with high value-added products.

Market Served
(after State Industries acquisition)


17%
Other
8%
Commercial
Water Heaters
11%
Pump Motors
28%
Residential
Water Heaters
36%
HVAC Motors

With our healthy balance sheet and cash-positive operating companies, A. O. Smith has the financial capability to make the strategic investments necessary to continue growing its business.

A. O. Smith and its employees withstood the challenges presented by 2001. It was never easy and seldom much fun, but we worked together to take the actions necessary to remain profitable while providing our customers with consistent quality and service. We will emerge from this recession stronger and more competitive than before. We have the resources, talents, and commitment to grow our core businesses, and the strategy in place to further expand the scope of our enterprise. I am confident A. O. Smith will bounce back in 2002 and continue to grow in the years to come.

Robert J. O'Toole
Chairman, President, and Chief Executive Officer

...mith At A Glance



1 Integral horsepower electric motors are used in a wide range of industrial and commercial applications, including elevators, conveyors, road construction, and commercial ventilation.
NATIONAL TEXTILE COMPANY
SMITHVILLE BOTTLING CO.
Sonny's Pizza
FAMILY TABLE Restaurant
CAR WASH
ENTER
LAUNDROMAT
SMITHVILLE HIGH SCHOOL
PUBLIC BOAT LANDING Town of Smithville
4 Residential gas and electric water heaters come in sizes ranging from two-gallon point-of-use units to 120-gallon appliances. Energy efficiency and multiple venting options make A. O. Smith and State water heaters well-suited for today's high-efficiency homes.
5 Standard commercial water heaters come in a wide range of capacities and outputs and are designed for reliability, energy efficiency, and easy installation. Customers that require a consistent, economical source of hot water, such as restaurants, hotels and motels, and laundries look to A. O. Smith for their hot water needs.


Alfredo's Fine Dining
SMITHVILLE HARDWARE STORE
MOTEL
OFFICE
SMITHVILLE PUBLIC POOL

2 Hermetic electric motors are precision components used in compressors. A. O. Smith hermetic motors can be found in residential and commercial air conditioning applications, rooftop chillers, and commercial refrigeration equipment.

3 Fractional horsepower motors provide the power for a wide range of consumer and commercial applications. Uses include air-moving motors for heating and air conditioning, pump motors for pools, spas, and domestic water systems, residential and commercial ventilation motors, garage and gate opener motors. There are many specialized uses for these motors, such as agricultural applications, vending machines, and exercise equipment.

6 Custom-designed commercial water heaters are used where large volume needs or peak demand periods call for a one-of-a-kind water heating solution. Typical applications include large hotels, hospitals, schools, and other institutions.

7 High-efficiency boilers are used to provide large quantities of hot water on demand and for hydronic heating applications. A. O. Smith makes four distinct copper-tube boilers for commercial applications.



A Leader in Hermetics

With hermetic motor assembly plants in the Mebane, North Carolina (opposite), Scottsville, Kentucky, Acuña, Mexico, and Bray, Ireland, (above) A. O. Smith is capable of serving air conditioning compressor manufacturers' global requirements. The company is North America's leading supplier of hermetic motors, with a comprehensive line of products for residential and commercial air conditioning applications. Hermetic motors are precision components designed to withstand extreme environments, corrosive chemicals, and rigorous operating conditions, and A. O. Smith offers customers extensive engineering and testing resources.

Building Partnerships:
A Competitive Necessity



"Partner (n) One of two or more associated as joint principals in carrying on any business with a view to joint profit."

In today's super-charged competitive environment, few companies can afford to go it alone. Global competition, consolidation, and a contracting economy demand innovative approaches to securing new business and serving existing customers. Building partnerships – unique combinations of talent, skills, and resources – are proving essential to meeting the needs of customers and making each party in the relationship successful.

In an effort to concentrate their purchasing power, customers today are reducing the number of companies with whom they work. In this business equivalent of "Survivor," customers make the fateful choices based on a simple premise: which supplier will help them succeed in the long term. To be considered, a supplier must bring an impressive resume of resources to the relationship: first-rate technical skills; innovative product ideas; responsive, flexible logistics; and outstanding human capital. While size, scale, and talent are prerequisites – equally as important is commitment. The right supplier demonstrates a desire to work closely with the customer, to solve the customer's problems and make them more competitive in their markets.

Faced with unprecedented customer demands, A. O. Smith is showing the essential ability to adapt to new circumstances. The company is supplementing its own engineering, manufacturing, and logistics resources by reaching out to form partnerships that have helped make its customers, its channel partners, and the company itself more nimble and better able to prosper in difficult economic times. Examples throughout the company showcase how building partnerships create the foundation for growth now and in the years to come.

Partnerships with Global Reach

Incubating a partnership across thousands of miles is a complex exercise that requires a sustained effort on the part of both companies. And yet, expanding markets outside of North America is essential if A. O. Smith is to meet its growth targets.

The marketing agreement between Water Products Company and Aquecedores Cumulus, S/A is one example of how superior product, technical training, and open communications can overcome the geographic, language, and cultural challenges of international marketing.

Two years ago, Cumulus, the second-largest water heater manufacturer in Brazil, needed an American partner that could introduce newer technology to its aging product line. A. O. Smith, in turn, was looking for a way to enter the growing market for commercial water heating equipment in South America. Cumulus, a 60-year-old, family-run company headquartered in São Paulo, brought its extensive sales organization with 250 sales outlets and local market knowledge to the venture, while A. O. Smith adapted its Cyclone XHE® high efficiency water heater and the Master-Fit® line of commercial products to Brazilian standards.

Over the last 18 months, Water Products has invested a significant amount of time educating the Cumulus sales force to enable them to effectively sell this new technology in Brazil. Water Products brought the sales team to its headquarters in Irving, Texas, for in-depth product and installation training and sent specialists to coordinate market development with Cumulus in Brazil. The close collaboration has given Water Products a much better understanding of the Brazilian commercial market and has enabled Cumulus to displace older, but more familiar products with the new Cyclone and Master-Fit products.

Although the A. O. Smith products are significantly more efficient and compact than competing Brazilian water heaters, it has been an uphill struggle to convince local contractors to switch from conventional boilers. With each successful new installation, however, Cumulus is arming itself with more data to demonstrate the superior efficiency and cost-saving potential of the A. O. Smith product.

Halfway around the world, Electrical Products Company is taking a 20-year relationship with National Factory for Air Conditioners in Saudi Arabia to a new level. In 2001, National Factory made A. O. Smith its single-source motor supplier for all air conditioning and refrigeration applications, as well as for all replacement motor sales.

A major factor behind National Factory's decision was A. O. Smith's ability to overcome time and distance to provide consistent, reliable customer service. National Factory manufactures an extensive line of residential room air conditioners, evaporative coolers, and refrigeration equipment that is marketed throughout the Middle East.





Strategic Locations Contribute to Service

With cost-effective residential water heater plants in McBee, South Carolina, and Juarez, Mexico, Water Products Company is strategically positioned to serve its North American wholesale distributors. The company increased output 20 percent at its Juarez plant (above) during 2001 through investing in new process technologies and improved procedures throughout the operation. In its 15 years of operation, Juarez has gained a reputation for consistently high product quality and on-time delivery. A. O. Smith Electrical Products Company also has extensive motor assembly capabilities in Juarez (opposite).

Electrical Products Company's engineers designed a series of cost-effective, energy-efficient motors that met National Factory's specifications. Both Electrical Products and National Factory conducted extensive testing to assure the motors would perform in the harsh Middle Eastern climate.

Using a combination of direct shipments from its plants in Monterrey and Juarez, Mexico, along with strategically placed inventory for peak demand periods, Electrical Products has been able to anticipate National Factory's order requirements and deliver motors when the customer needs them.



National Factory, in turn, has been able to concentrate its purchasing power, saving time and cost, and take advantage of its partner's engineering expertise to fend off growing competition in the Middle East. National Factory is one of A. O. Smith's largest customers in this important region, and Electrical Products Company expects to double its volume with National Factory in 2002.

A Switch in Time

Today, customers want to partner with suppliers whose technical capabilities complement their own engineering skills. In the case of one leading manufacturer of commercial garage door and gate-opening equipment, A. O. Smith was chosen as much for its problem-solving abilities as for its extensive engineering resources.

This customer wanted to reduce the number of suppliers providing motors for commercial and residential door openers and was aware of Electrical Products Company's reputation as a leader in this segment of the industry. With leadership, however, come challenges, and in this case, the challenge was to solve a problem that has plagued portions of the garage door industry for years. A small component, called the switch/governor, periodically failed, causing heavy-duty commercial garage door openers to malfunction. Not only were the intermittent failures a nuisance for the end user, they were a blemish on the customer's reputation for high-quality products. The customer's proposal was simple: solve the problem and obtain virtually all of its business.

Electrical Products formed a problem-solving team made up of specialists from a number of disciplines to isolate the root cause of the failures. Concentrating on the governor, a collection of metal and plastic parts assembled in the motor, the team tested materials, studied the manufacturing process, and even the assembly of the motor itself.

They tested dozens of governors to destruction under a wide range of operating conditions, sharing an exhaustive amount of data with the customer's engineering staff.

The team reached two conclusions. First, the governor's design was not robust enough to perform the required 200,000 cycles under the constant, heavy load of a commercial garage door. Second, the process used to fabricate the components and eventually assemble the governor to the motor allowed too much variability. The engineers designed a new A. O. Smith governor capable of one million cycles, five times the life-span of the original device. As one part of the team refined the design, another group of engineers developed unique equipment to perform accelerated life-cycle tests on multiple governors.

The team brought in outside suppliers to fabricate the new governor's cast-metal and plastic parts with a goal of significantly improved part consistency. Motor samples traveled on a regular basis to the customer for lab tests and field evaluations, all the while refining the design. The nearly two years of effort paid off. The new switch/governor is clearly superior to anything on the market, and the customer has reported no field failures since receiving the redesigned motors. A. O. Smith is in the process of introducing this technology to other motors in its product line that require a switch/governor starting mechanism.

Unique Methods
Keep Customers in Hot Water

When it comes to water heaters, homeowners and business owners have simple, but precise expectations. They demand a reliable supply of hot water and prompt service if there happens to be a problem. Utilities, A. O. Smith, its local sales organizations, and wholesale distributors are creating innovative partnerships in many parts of the country that keep customers in ample supplies of hot water.

In New Jersey, a two-year-old relationship between Public Service Electric & Gas and Water Products Company offers same-day service for residential water heater customers. PSE & G selected A. O. Smith as its exclusive water heater supplier because of its broad product line and reputation for product quality. Thanks to the partners Water Products brought to the relationship, the new residential water heater service exceeded PSE & G's original expectations.

Starting a new program from scratch can be a risky proposition, and PSE & G took a methodical approach to the new venture, relying on its partners' knowledge and experience. The parties selected a limited number of products to sell and started by rolling out the program in just one district.



Acquisition Brings New Capabilities

The addition of State Industries to A. O. Smith's water heating business brings new capabilities and an enhanced presence in the residential and commercial water heater market segments. The Ashland City, Tennessee, plant (above and opposite) is the world's largest water heater plant capable of producing residential and commercial water heaters and hydronic boilers. Process capabilities include extensive use of robotics and automation to serve a wide range of customers.

PSE & G set up a call center for customers to contact when they needed a water heater, and Wales-Darby, A. O. Smith's local sales organization, provided call center employees with extensive product training. Call center staff learned to recommend the right water heater for different residential applications, as well as receiving the latest information on efficiency, energy factor, and warranties. PSE & G experienced early success and expanded the product offering with more gas and electric models, as well as introducing the program to its entire service area.

The success of the program hinged on having adequate inventories of the right products for when the calls started to come in. Local distributor Palermo Supply, with six warehouses throughout the state, was well-positioned to support PSE & G. The parties have developed sophisticated ordering and inventory control systems to manage the day-to-day details. Automated processes monitor inventory levels and place orders directly to A. O. Smith's factory in McBee, South Carolina. In some cases, the McBee plant ships products directly to PSE & G-authorized plumbing contractors who handle installations. Otherwise, Palermo Supply assumes responsibility for having water heaters on hand when the contractors come to fulfill an order. PSE & G alerts Wales-Darby and Palermo when it plans a water heater promotion so they can stock up.

Sales of A. O. Smith water heaters in New Jersey have increased dramatically, thanks to the PSE & G program. From 2000, the first year of the program, to 2001, unit volume nearly doubled, and PSE & G expects additional growth in 2002.

A similar approach is helping restaurant owners, hotel operators, and other businesspeople in northern Wisconsin. Under an innovative leasing program offered by Wisconsin Energy, these businesses not only get the guarantee of hot water, they have the opportunity to finance their water heating equipment at a predictable, low cost. As part of the lease arrangement, Wisconsin Energy's Leasing Service handles all of the water heater service on a 24-hour-a-day, seven-day-a-week basis.

Water Products, Hydro-Flo Products Inc., its local representative, and distributor Mid-State Supply combine their capabilities to help make the program a success. With its comprehensive line of commercial products, Water Products is well-equipped to serve Wisconsin Energy Leasing Service's broad customer base. Products such as the Master-Fit, which are designed with multiple inlets and outlets for installation flexibility, and the highly efficient Cyclone that offers a rapid payback in energy savings, are popular choices with customers.

The program requires a greater degree of service than the traditional wholesale distributor is prepared to supply. Mid-State is required to maintain more extensive inventories since a customer could require a new unit any time of day. The distributor must be able to deliver the product, put it in place, and remove the old equipment. Mid-State increased its investment in A. O. Smith water heaters to support the program and purchased specialized lifting equipment that allows one service technician to move a 500-pound commercial water heater into place – even taking it downstairs to a basement mechanical room. Mid-State has trained commercial water heater specialists on call 24 hours a day at its facilities in Wautoma, Green Bay, and Fond du Lac, Wisconsin.



Commercial water heaters are complex, and product selection, sizing, and installation require thorough training. Hydro-Flo has conducted numerous seminars for the employees who staff Wisconsin Energy Leasing Service's call center. Water Products and Hydro-Flo personnel often travel to job sites to assist plumbing contractors with installation questions or to troubleshoot unusual applications.

Consistency Breeds Content

Step into the mechanical room of any hotel built by Tharaldson Development, and you'll notice a striking similarity. Depending upon the size of the hotel, the room will house either three or four A. O. Smith Cyclone XHE® water heaters and an A. O. Smith storage tank.

Although largely unknown to the general public, Tharaldson has gained a reputation as a leader in the hotel construction industry, handling projects for franchises such as Residence Inns, Courtyard by Marriott, Fairfield Inns, and others. Consistency is the key – Tharaldson prides itself on its attention to detail. Uniformity is critical, since Tharaldson may handle between 40 and 50 hotel projects a year, from California to Texas to Pennsylvania, and four years ago, it standardized its company-wide water heater specification on the Cyclone. Tharaldson's engineers were impressed with the product's 94 percent efficiency, which would offer the hotel owner as little as an 18-month pay-back in energy savings. Other deciding factors were the Cyclone's compact size, sealed combustion and direct-vent capabilities, features that save Tharaldson significant construction costs by reducing the size of the hotel's mechanical room and eliminating the need for an expensive chimney. Water Products Company,



A Unique Engineering Resource

One of the roles of the A. O. Smith Corporate Technology Center is to assist the operating units with new products and manufacturing process improvements. Among the unique capabilities at Corporate Technology are advanced electronics engineering used in motor control applications (above), combustion system design and development, and proprietary coatings formulation. Water Products Company's plant in Veldhoven, the Netherlands (opposite), assembles residential and commercial water heating equipment for the European and Middle Eastern markets.

its distributor in Fargo, Westburne Supply, and local representative, R. J. Burley Company, work as partners to meet the far-flung needs of the Tharaldson construction enterprise. Westburne coordinates deliveries from its base in Fargo, in some cases furnishing water heaters from its inventory or from one of its other locations nation wide. In other cases, Westburne will have the product shipped directly from the factory in McBee, South Carolina, to the project, saving time, as well as freight cost for the customer. Westburne also will assist in locating a plumbing contractor to handle the installation. If questions arise concerning the installation or if the contractor's plumbers need additional training, A. O. Smith sends in one of its field service technicians to assist.

The quality of the products has been instrumental to the success of the program. Tharaldson has reported virtually no problems from the nearly 750 Cyclone units installed over the last four years. In the rare cases where a replacement part is needed, Westburne places the order using Water Products' web site (www.hotwater.com) and the company's Product Service Center will ship the part overnight to the hotel. Tharaldson is in the process of upgrading some of its older hotel properties using the Cyclone to replace conventional water heaters.

Pumping More Value *Into a Relationship*

Sometimes, close working relationships with customers must be built on more than quality products and engineering resources. As North America's leading supplier of pump motors for water-moving applications, customers look to A. O. Smith for expertise in supply-chain management, marketing and promotion, and globalization.

Electrical Products Company has developed unique ways to deliver value to nearly all of the major North American pump manufacturers. With several customers, the company has implemented supply chain initiatives that help reduce cost while ensuring an adequate supply of motors, even during peak demand periods in the highly seasonal pump market. Using sophisticated forecasting models that analyze customers' order patterns, Electrical Products has been able to reduce its finished goods inventories and still cut lead times to a matter of days. In many instances, the industry's largest pump manufacturers have seen large reductions in their motor inventories using this program, representing significant cost savings.

One characteristic that sets the pump segment apart from other motor markets is that consumer brand awareness is high, particularly in the "leisure water" segment (swimming pools and spas). Several pump customers are collaborating with Electrical Products Company for marketing and promotional support. The company has developed an attractive "Powered by A. O. Smith" logo for advertising and literature to heighten brand awareness of the pump and the motor that powers it. The logo also shows up on packages and shipping cartons, solidifying the relationship between the pump manufacturer and the leading motor supplier in the industry.



Many pump manufacturers are becoming increasingly global, and a number of customers with operations in Europe and Asia want suppliers with the capabilities to serve their worldwide needs. Over the last year, Electrical Products has redesigned its line of IP-55 (European standard) pump motors to improve performance and reduce cost. With its plant in Budapest, Hungary, the company is well-situated to serve pump customers' European facilities.

Knowing the end user is critical to success in the pump market. Installers and service technicians are important decision-makers when it comes to pumps, and their loyalty to a particular brand can create pull-through demand for product. Over the last several years, A. O. Smith's engineers have introduced a steady stream of innovations that make pump installation and motor servicing easier. Seemingly "minor" changes such as a redesigned terminal board, wire guides for ground wires, and concealed switches have a big impact on the installer's job. Electrical Products' growing reputation for making products that are reliable and easy to work with has been instrumental in making A. O. Smith and Century® brand motors the leader in replacement motors in the field.

The Wave of the Future

In an era of scare resources and growing global competition, customers and suppliers will need to work more closely in the future than ever before. The examples above are being repeated on an everyday basis around the world, as more customers look to A. O. Smith as their supplier of choice. While technical skill and manufacturing expertise play a role in those decisions, it really comes down to desire and commitment. For many years, A. O. Smith has demonstrated its commitment to the industries it serves and the customers that make up those industries. Many customers are realizing the importance of that commitment to their own competitive futures.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Liquidity and Capital Resources

A. O. Smith Corporation recorded net earnings from continuing operations of $14.5 million or $.61 per share in 2001 compared with $41.7 million or $1.76 per share in 2000. Excluding a $9.4 million pretax special charge related primarily to the restructuring of its electric motor operations, the company recorded earnings of $20.5 million, or $.86 per share. The significant decline in earnings was primarily due to challenging market conditions in the electric motor business, as explained later in this section. The water systems business established new sales and earnings records in 2001. Individual segment performance will be discussed later in this section.

Working capital for continuing operations at December 31, 2001, was $221.6 million compared with $204.3 million and $207.3 million at December 31, 2000 and 1999, respectively. The increase in working capital in 2001 was due to the December 28, 2001, acquisition of State Industries, Inc. (State), a water heater manufacturing company, for $117.2 million. The modest decline in working capital in 2000 was due to lower accounts receivable resulting from weaker HVAC markets.

Capital expenditures were $35.3 million in 2001 versus $40.5 million in 2000 and $32.8 million in 1999. The decrease in capital spending in 2001 and increase in 2000 occurred in the company's electric motor operation. The company is projecting 2002 capital expenditures of approximately $45 million, an increase over 2001 primarily due to the acquisition of State. The level of 2002 capital expenditures is expected to be marginally lower than 2002 depreciation expense. Cash flow during 2002 is expected to adequately cover projected capital expenditures.

On June 8, 2001, the company issued $50 million in notes under loan facilities with two insurance companies. The notes range in maturity from 2013 to 2016 and carry an interest rate of 7.3 percent. Due to the acquisition of State, long-term debt increased $74 million from $316.4 million at December 31, 2000, to $390.4 million at December 31, 2001. The company's leverage as measured by the ratio of total debt to total capitalization was 47 percent at December 31, 2001, compared with 42 percent at the end of 2000. Excluding potential acquisitions, the company expects 2002 cash flow to result in a year-end leverage ratio of approximately 43 percent, closer to its long-term target of 40 percent.



Capital Expenditures
(dollars in millions)
37
19
33
41
35
$50
$40
$30
$20
$10
$ 0
1997
1998
1999
2000
2001



Debt-to-Total Capital Ratio
21
25
46
42
47
50%
40%
30%
20%
10%
0%
1997
1998
1999
2000
2001

The company expects to have adequate liquidity in 2002 as it has a minimal amount of long-term debt maturing. In addition, it has a $250 million multi-year revolving credit facility with a group of ten financial institutions that expires on August 2, 2004, and an $83 million 364-day credit agreement with a group of six banks that expires on July 26, 2002, which will support any short-term borrowing needs (see Note 8 of the Notes to Consolidated Financial Statements).

In connection with the acquisition of State in December 2001, the company recorded additional purchase liabilities of approximately $3.9 million associated with employee severance costs. In addition, the company recorded purchase liabilities of $17.9 million in 1999 associated with the MagneTek motor acquisition, which included employee severance and relocation, as well as certain facility costs. The balance of MagneTek purchase liabilities of $6.5 million at December 31, 2001, are expected to be fully utilized during 2002.

Included in other assets is a $32.8 million receivable due to the payments of claims associated with the dip tube class action lawsuit (see Note 13 of the Notes to Consolidated Financial Statements). The company expects a modest increase to the receivable in 2002. The receivable is classified as a long-term asset because court proceedings will not begin until late 2002 and may not conclude until 2003 or later.

A. O. Smith Corporation has paid dividends for 62 consecutive years. The company paid a total of $.52 per share in 2001 compared with $.50 per share in 2000.

Results of Operations

Sales from continuing operations in 2001 were $1.15 billion, a decline of $96.8 million or 7.8 percent from sales of $1.25 billion in 2000. The decrease in sales resulted from an 11 percent decline in the electric motors business, which more than offset a slight increase in sales for the water heater business. Sales in 2000 increased $178 million compared with 1999, with $190 million of the increase resulting from an additional seven months of sales from the August 1999 acquisition of the MagneTek motor business and an additional $12 million in sales from the company's Chinese water heater operation. These increases were partially offset by lower sales in the company's base electric motor business.



Dividends per Share
0.45
0.47
0.48
0.50
0.52
$0.60
$0.48
$0.36
$0.24
$0.12
$ 0.0
1997
1998
1999
2000
2001



Cash Flow from Operating Activities
(dollars in millions)
74
66
48
75
50
$100
$80
$60
$40
$20
$ 0
1997
1998
1999
2000
2001

The company's gross profit margin for 2001 was 17.6 percent, compared with 19.9 percent and 21.6 percent in 2000 and 1999, respectively. The decline in gross margin from 2000 to 2001 occurred within the electric motor business and was due primarily to under-absorption of manufacturing costs associated with lower volume, Mexican wage inflation throughout the year, and increased costs for certain raw materials. The lower profit margin in 2000 compared with 1999 was due to inclusion of a full year of sales for the MagneTek acquisition which carried lower margins than the base electric motor business and less favorable cost absorption associated with declining volumes in the latter half of the year.

Sales in the Electric Motor Technologies segment in 2001 were $802.7 million, $100 million or 11 percent lower than 2000 sales of $902.4 million. Sales in 1999 were $735.0 million. The heating, ventilation, and air conditioning (HVAC) business experienced a sales decline of $60 million or 11 percent in 2001. The lower demand for motors in 2001 was due to a number of factors including general economic conditions, reduced discretionary spending on the part of consumers, and inventory adjustments by air conditioning manufacturers and retailers. The increase in sales from 1999 to 2000 was due to the additional seven months of ownership of the MagneTek motor business which contributed approximately $190 million in sales. Excluding MagneTek, sales in the underlying motor business declined five percent in 2000 due mostly to a reduction in demand from HVAC customers.

Earnings for the Electric Motor Technologies segment in 2001 were $28.9 million before special charges or $46.6 million lower than 2000 operating earnings of $75.5 million. Earnings in 1999 were $78.9 million. The significant decline in earnings was due mostly to lower sales volume, higher costs for raw materials and Mexican labor, and more competitive market conditions. The decline in earnings from 1999 to 2000 was due primarily to a weaker air conditioning market.

In the fourth quarter of 2001, the company announced a cost-reduction program to address its challenging motor market conditions. The program consists of three major elements. The first involves a reduction of approximately 10 percent of the salaried workforce to be completed by the middle of 2002. The second element targets improved contribution margins and involves the repositioning of additional parts fabrication and assembly work to lower-cost Mexican operations and is expected to be completed by the end of the first quarter of 2003. A portion of the work currently performed at six domestic plants will be transferred to the company's operations in Juarez, Acuña, and Monterrey, Mexico. The third element involved

Management's Discussion and Analysis
of Financial Condition and Results of Operations (continued)

realignment of distribution activities into three hub warehouses thereby reducing cost and improving customer service and has been completed. A pretax charge of $8.1 million was recognized in the fourth quarter of 2001 of which $0.8 million was spent as of December 31, 2001. The program is expected to generate pretax savings of more than $16 million in 2002 and $20 to $25 million annually thereafter.

Sales for the Water Systems Technologies segment increased slightly from $345.5 million in 2000 to $348.5 million in 2001 and represents the fourth consecutive year of record sales. The increased sales resulted from higher sales of residential products and growth in the Chinese operation, partially offset by lower sales in other international markets. Sales of $345.5 million in 2000 were higher than 1999 sales of $335.3 million due to a significant increase in China where sales almost doubled, contributing an additional $12 million.

Earnings for Water Systems Technologies in 2001 were $40.5 million before special charges, reflecting a 16 percent increase over 2000 earnings of $34.9 million.



Electric Motor Technologies Sales
(dollars in millions)
398
487
735
902
803
1997
1998
1999
2000
2001
$1000
$800
$600
$400
$200
$ 0



Water Systems Technologies Sales
(dollars in millions)
305
313
335
346
349
1997
1998
1999
2000
2001
$400
$320
$240
$160
$ 80
$ 0

The improved earnings performance in 2001 was the result of higher volume, better performance in China, and improved plant efficiencies throughout the organization. The earnings improvement from $33.8 million in 1999 to $34.9 million in 2000 resulted from improved performance in China.

On December 28, 2001, the company acquired all of the outstanding stock of State, a manufacturer of residential and standard commercial water heaters. The acquisition will nearly double the size of the company's existing water heater business while complementing the existing wholesale distribution channel and adding a strong presence in the retail market. The company also expects to achieve scale-related synergies as a result of the acquisition. The aggregate purchase price was $117.2 million and was comprised of $57.8 million for the outstanding stock, assumption of $56.3 million in debt, and $3.1 million of acquisition costs. Additionally, the company recognized a special charge of $1.3 million in the fourth quarter of 2001 for lease costs associated with moving the Water Products Company headquarters from Irving, Texas, to Ashland City, Tennessee, State's headquarters. The move is intended to facilitate the integration of the two businesses.

On January 21, 2000, the company announced its decision to exit the storage tank and fiberglass pipe markets, consistent with the company's strategy to expand its presence in the electric motor and water products markets. On December 8, 2000, the company sold the fiberglass business, Smith Fiberglass Products Company, to Varco International Corporation. The transaction took the form of the sale of the majority of the fiberglass piping domestic assets and the sale of the company's equity interest in its Chinese operation. On January 10, 2001, the company sold substantially all of the assets of its storage tank business, Engineered Storage Products Company, to CST Industries. The sale of these businesses resulted in net after-tax proceeds of $62 million. After-tax losses associated with discontinued operations amounted to $11.9 million and $7.8 million in 2000 and 1999, respectively, and consisted mostly of losses associated with the disposition of these businesses. The 2000 loss also included an after-tax charge of $4.0 million related to revised estimates on certain claims that arose out of the sale of its automotive business in April 1997 (see Note 3 of the Notes to Consolidated Financial Statements).

Selling, general, and administrative (SG&A) expense in 2001 was $145.7 million, $8.0 million lower than the $153.7 million recorded in 2000. The decrease resulted from volume-related reductions in selling expenses, cost-reduction programs, and lower accruals for incentive plans. SG&A in 2000 increased $17.4 million over 1999 due to the additional expense associated with a full year of owning the MagneTek motor business. Relative to net sales, SG&A has been stable over the last three years.

Interest expense was $16.4 million in 2001 compared with $22.1 million and $12.8 million in 2000 and 1999, respectively. The decline from 2000 to 2001 was the result of lower average debt levels and declining interest rates while the increase from 1999 to 2000 was due primarily to acquisition-related financings.

Amortization of intangibles was constant in 2001 and 2000, at approximately $7.0 million. The increase from $5.2 million in 1999 to 2000 was associated with the acquisition of MagneTek.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the new standards, goodwill and indefinite-lived intangible assets are no longer amortized but instead are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. Accordingly, the goodwill associated with the December 2001 acquisition of State and Shenzhen Speeda Industrial Co., Ltd. (see Note 2 of the Notes to Consolidated Financial Statements) will not be amortized. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the company will apply the new accounting standards beginning January 1, 2002. The company is currently assessing the financial impact SFAS No. 142 will have on its Consolidated Financial Statements. The company anticipates that all of the goodwill amortization of $6.6 million in 2001 will be eliminated as a charge to operations in 2002.

Other expense increased by $1.1 million from 2000 to 2001 due mostly to losses incurred on forward foreign currency contracts. The change from other income of $0.6 million in 1999 to other expense of $0.3 million in 2000 was due to a decrease in interest income as marketable securities were liquidated to fund the MagneTek motor business acquisition.

The company's effective tax rate was 35.5 percent in 2001, 36.0 percent in 2000, and 34.8 percent in 1999. The rate decreased in 2001 as a result of increased research and state tax credits, partially offset by the negative impact of the losses on low-tax foreign jurisdictions. The rate increased in 2000 as a result of fewer research tax credits, as compared to 1999.

Outlook

Recent information on lower inventory levels in the HVAC industry is encouraging. The company believes it is taking the actions necessary to adjust its cost base to current sales volumes and will be in a strong position when markets recover to more normal levels. This positioning, coupled with the impact of the State acquisition and the new accounting standards eliminating goodwill amortization, will contribute to earnings growth in 2002 and leads the company to reiterate its earlier forecast of earnings in the range of $1.40 to $1.60 per share. The company further believes first and second quarter earnings will show modest improvement over 2001, with favorable comparisons accelerating in the second half of the year.

Other Matters

Environmental

The company's operations are governed by a number of federal, state, and local environmental laws concerning the generation and management of hazardous materials, the discharge of pollutants into the environment, and remediation of sites owned by the company or third parties. The company has expended financial and managerial resources complying with such laws. Expenditures related to environmental matters were not material in 2001 and are not expected to be material in any single year. Although the company believes that its operations are substantially in compliance with such laws and maintains procedures designed to maintain compliance, there are no assurances that substantial additional costs for compliance will not be incurred in the future. However, since the same laws govern the company's competitors, the company should not be placed at a competitive disadvantage.

Market Risk

The company is exposed to various types of market risks, primarily currency and certain commodities. The company monitors its risks in such areas on a continuous basis and generally enters into forward and futures contracts to minimize such exposures for periods of less than one year.

The company does not engage in speculation in its derivatives strategies. Further discussion regarding derivative instruments is contained in Note 1 of the Notes to Consolidated Financial Statements.

Commodity risks include raw material price fluctuations. The company uses futures contracts to fix the cost of its expected needs with the objective of reducing price risk. Futures contracts are purchased over time periods and at volume levels which approximate expected usage. At December 31, 2001, the company had commodity futures contracts amounting to $57 million of commodity purchases. A hypothetical 10 percent change in the underlying commodity price of such contracts would have a potential impact of $5.7 million. It is important to note that gains and losses from the company's futures contract activities will be offset by gains and losses in the underlying commodity purchase transactions being hedged.

In addition, the company enters into foreign currency forward contracts to minimize the effect of fluctuating foreign currencies. At December 31, 2001, the company had net foreign currency contracts outstanding of $81 million. Assuming a hypothetical 10 percent movement in the respective currencies, the potential foreign exchange gain or loss associated with the change in rates would amount to $8.1 million. It is important to note that gains and losses from the company's forward contract activities will be offset by gains and losses in the underlying transactions being hedged.

The company's earnings exposure related to movements in interest rates is primarily derived from outstanding floating-rate debt instruments that are determined by short-term money market rates. At December 31, 2001, the company had $260 million in outstanding floating-rate debt with a weighted-average interest rate of 2.3 percent at year end. A hypothetical 10 percent annual increase or decrease in the year-end average cost of the company's outstanding floating-rate debt would result in a change in annual pretax interest expense of $0.6 million.

Forward-Looking Statements

Certain statements in this report are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the company "believes," "anticipates," "estimates," "expects," "projects," "forecasts," or words of similar import.

Although the company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the results expressed in forward-looking statements will be realized. Although a significant portion of the company's sales are derived from the replacement of previously installed product, and such sales are therefore less volatile, numerous factors may affect actual results and cause results to differ materially from those expressed in forward-looking statements made by, or on behalf of, the company. The company considers most important among such factors, the stability in its electric motor and water products markets, the timely and proper integration of the State Industries acquisition, the implementation of associated cost-reduction programs, general economic conditions, and competitive pressures.

All subsequent written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are expressly qualified in their entirety by these cautionary statements.

Consolidated Statement *of Earnings*

Years ended December 31 *(dollars in thousands, except per share amounts)*	2001	2000	1999
Continuing Operations			
Net sales	**$1,151,156**	$1,247,945	$1,070,339
Cost of products sold	**948,815**	999,821	839,572
Gross profit	**202,341**	248,124	230,767
Selling, general, and administrative expenses	**145,742**	153,695	136,304
Interest expense	**16,418**	22,102	12,821
Amortization of intangibles	**6,956**	6,932	5,162
Restructuring and other charges	**9,368**	–	–
Other (income) expense – net	**1,371**	307	(612)
	22,486	65,088	77,092
Provision for income taxes	**7,984**	23,432	26,822
Earnings from Continuing Operations	**14,502**	41,656	50,270
Discontinued Operations			
Loss from discontinued operations less related income tax benefit 2000 – $7,772 and 1999 – $5,017	–	(11,903)	(7,848)
Net Earnings	**$ 14,502**	$ 29,753	$ 42,422
Basic Earnings (Loss) Per Share of Common Stock			
Continuing Operations	**$0.61**	$1.78	$2.17
Discontinued Operations	–	(.51)	(.34)
Net Earnings	**$0.61**	$1.27	$1.83
Diluted Earnings (Loss) Per Share of Common Stock			
Continuing Operations	**$0.61**	$1.76	$2.11
Discontinued Operations	–	(.50)	(.33)
Net Earnings	**$0.61**	$1.26	$1.78

Consolidated Statement *of Comprehensive Earnings*

Years ended December 31 *(dollars in thousands)*	2001	2000	1999
Net Earnings	**$14,502**	$29,753	$42,422
Other comprehensive earnings (loss)			
Foreign currency translation adjustments	**(981)**	(2,200)	(1,750)
Unrealized net loss on cash flow derivative instruments less related income tax benefit of $287	**(439)**	–	–
Comprehensive Earnings	**$13,082**	$27,553	$40,672

See accompanying notes which are an integral part of these statements.

Consolidated *Balance Sheets*

December 31 *(dollars in thousands)*	**2001**	2000
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 20,759**	$ 15,287
Receivables	**209,871**	169,117
Inventories	**194,706**	169,630
Deferred income taxes	**22,403**	12,907
Other current assets	**28,039**	7,789
Net current assets – discontinued operations	**1,796**	22,651
Total Current Assets	**477,574**	397,381
Net property, plant, and equipment	**355,298**	282,835
Net goodwill and other intangibles	**301,924**	244,821
Prepaid pension	**103,272**	81,958
Other assets	**55,855**	40,380
Net long-term assets – discontinued operations	**–**	17,493
Total Assets	**$1,293,923**	$1,064,868
LIABILITIES		
Current Liabilities		
Notes payables	**$ 3,280**	$ –
Trade payables	**131,073**	91,780
Accrued payroll and benefits	**29,525**	27,388
Accrued liabilities	**58,443**	26,865
Product warranty	**19,470**	11,574
Income taxes	**887**	1,695
Long-term debt due within one year	**13,272**	11,129
Total Current Liabilities	**255,950**	170,431
Long-term debt	**390,385**	316,372
Product warranty	**50,162**	17,631
Post-retirement benefit obligation	**17,073**	18,012
Deferred income taxes	**62,154**	67,814
Other liabilities	**66,321**	26,213
Total Liabilities	**842,045**	616,473
Commitments and contingencies (Notes 8 and 13)		
STOCKHOLDERS' EQUITY		
Preferred Stock	**–**	–
Class A Common Stock (shares issued 8,686,484 and 8,722,720)	**43,432**	43,614
Common Stock (shares issued 23,862,878 and 23,826,642)	**23,863**	23,827
Capital in excess of par value	**54,785**	53,521
Retained earnings	**551,420**	549,237
Accumulated other comprehensive loss	**(6,858)**	(5,438)
Treasury stock at cost	**(214,764)**	(216,366)
Total Stockholders' Equity	**451,878**	448,395
Total Liabilities and Stockholders' Equity	**$1,293,923**	$1,064,868

See accompanying notes which are an integral part of these statements.

Consolidated Statement *of Cash Flows*

Years ended December 31 *(dollars in thousands)*	2001	2000	1999
CONTINUING			
Operating Activities			
Earnings from continuing operations	**$ 14,502**	$ 41,656	$ 50,270
Adjustments to reconcile earnings from continuing operations to cash provided by operating activities:			
Depreciation	**38,485**	36,582	30,769
Amortization	**8,591**	8,477	6,546
Net change in current assets and liabilities	**11,175**	3,563	(24,929)
Net change in noncurrent assets and liabilities	**(22,667)**	(15,343)	(13,930)
Other	**(258)**	241	(911)
Cash Provided by Operating Activities	**49,828**	75,176	47,815
Investing Activities			
Acquisition of businesses	**(117,988)**	–	(244,592)
Capital expenditures	**(35,318)**	(40,516)	(32,807)
Cash Used in Investing Activities	**(153,306)**	(40,516)	(277,399)
Financing Activities			
Long-term debt incurred	**90,565**	–	229,677
Long-term debt retired	**(11,129)**	(33,379)	(4,629)
Purchase of treasury stock	**–**	–	(2,773)
Net proceeds from common stock and option activity	**1,407**	816	1,149
Dividends paid	**(12,319)**	(11,720)	(11,172)
Cash Provided by (Used in) Financing Activities	**68,524**	(44,283)	212,252
Cash Flow Provided by (Used in) Discontinued Operations	**40,426**	10,149	(5,573)
Net increase (decrease) in cash and cash equivalents	**5,472**	526	(22,905)
Cash and cash equivalents – beginning of year	**15,287**	14,761	37,666
Cash and Cash Equivalents – End of Year	**$ 20,759**	$ 15,287	$ 14,761

See accompanying notes which are an integral part of these statements.

Consolidated Statement *of Stockholders' Equity*

Years ended December 31 *(dollars in thousands)*	**2001**	2000	1999
Class A Common Stock			
Balance at beginning of year	**$ 43,614**	$ 43,615	$ 43,688
Conversion of Class A Common Stock	**(182)**	(1)	(73)
Balance at end of year	**$ 43,432**	$ 43,614	$ 43,615
Common Stock			
Balance at beginning of year	**$ 23,827**	$ 23,826	$ 23,812
Conversion of Class A Common Stock	**36**	1	14
Balance at end of year	**$ 23,863**	$ 23,827	$ 23,826
Capital in Excess of Par Value			
Balance at beginning of year	**$ 53,521**	$ 53,026	$ 51,121
Conversion of Class A Common Stock	**146**	–	59
Exercise of stock options	**(116)**	(84)	(182)
Tax benefit from exercise of stock options	**1,114**	404	1,797
Stock incentives and directors' compensation	**120**	175	231
Balance at end of year	**$ 54,785**	$ 53,521	$ 53,026
Retained Earnings			
Balance at beginning of year	**$ 549,237**	$ 531,204	$ 499,954
Net earnings	**14,502**	29,753	42,422
Cash dividends on common stock	**(12,319)**	(11,720)	(11,172)
Balance at end of year	**$ 551,420**	$ 549,237	$ 531,204
Accumulated Other Comprehensive Loss			
Balance at beginning of year	**$ (5,438)**	$ (3,238)	$ (1,488)
Foreign currency translation adjustments	**(981)**	(2,200)	(1,750)
Unrealized net loss on cash flow derivative instruments less related income tax benefit of $287	**(439)**	–	–
Balance at end of year	**$ (6,858)**	$ (5,438)	$ (3,238)
Treasury Stock			
Balance at beginning of year	**$(216,366)**	$(217,349)	$(215,994)
Purchase of treasury stock	**–**	–	(2,773)
Exercise of stock options	**1,524**	901	1,330
Stock incentives and directors' compensation	**78**	82	88
Balance at end of year	**$(214,764)**	$(216,366)	$(217,349)
Total Stockholders' Equity	**$ 451,878**	$ 448,395	$ 431,084

See accompanying notes which are an integral part of these statements.

Notes to *Consolidated Financial Statements*

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

A. O. Smith Corporation (the company) is a manufacturer serving customers worldwide. The company's major product lines include fractional and integral horsepower Alternating Current (A/C), Direct Current (D/C), and hermetic electric motors, as well as residential and commercial water heaters. The company's products are manufactured and marketed primarily in North America. Electric motors are sold principally to original equipment manufacturers and industrial distributors. Water heaters are sold principally to plumbing wholesalers and retail outlets.

Consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries after elimination of intercompany transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Fair Values

The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value as of December 31, 2001 and 2000, due to the short maturities of these instruments. The carrying amount of long-term debt approximated fair value as of December 31, 2001 and 2000, based on current rates offered to the company for debt with the same or similar maturities.

Foreign Currency Translation

For all subsidiaries outside the United States with the exception of Mexico, the company uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders' equity. The Mexico operations use the U.S. dollar as the functional currency as such operations are a direct and integral component of the company's U.S. operations. Gains and losses from foreign currency transactions are included in net earnings.

Cash and Cash Equivalents

The company considers all highly liquid investments, generally with a maturity of three months or less when purchased, to be cash equivalents.

Inventory Valuation

Inventories are carried at lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for substantially all domestic inventories which comprise 93 percent and 90 percent of the company's total inventory at December 31, 2001 and 2000, respectively. Inventories of foreign subsidiaries and supplies are determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is computed primarily by the straight-line method. The estimated service lives used to compute depreciation are generally 25 to 50 years for buildings and 5 to 20 years for equipment. Maintenance and repair costs are expensed as incurred.

Goodwill and Other Intangibles

Goodwill is amortized over 40 years. The amortization period for other intangibles is as follows: patents and licensed technologies, 5 to 10 years; assembled workforce, 20 to 25 years; and customer lists, 30 years.

December 31 *(dollars in thousands)*	2001	2000
Goodwill, at cost	**$309,094**	$248,925
Other intangibles, at cost	**15,314**	11,424
	324,408	260,349
Less accumulated amortization	**22,484**	15,528
	$301,924	$244,821

Impairment of Long-Lived and Intangible Assets

Property, plant, and equipment; goodwill; and other intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

Derivative Instruments

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, which requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of the hedging relationships. Any fair value changes are recorded in net earnings or other comprehensive earnings (loss). The cumulative effect of adopting SFAS No. 133 was not material to the company's consolidated financial statements as of January 1, 2001.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The company utilizes certain derivative instruments to enhance its ability to manage currency exposures and raw material price risks. Derivative instruments are entered into for periods consistent with the related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes. The contracts are executed with major financial institutions with no credit loss anticipated for failure of the counterparties to perform.

Commodity Future Contracts

In addition to entering into supply arrangements in the normal course of business, the company also enters into futures contracts to fix the cost of certain raw material purchases, principally copper, with the objective of minimizing changes in cost due to market price fluctuations.

The commodity futures contracts are designated as cash flow hedges of a forecasted transaction. Derivative commodity liabilities of $6.9 million are recorded in accrued liabilities as of December 31, 2001, with the value of the effective portion of the contracts of $6.9 million recorded in accumulated other comprehensive earnings (loss) and reclassified into cost of products sold in the period in which the underlying transaction is recorded in earnings. Ineffective portions of the commodity hedges are recorded in earnings in the period in which the ineffectiveness occurs. The impact of hedge ineffectiveness on earnings was not material for the year ended December 31, 2001.

Foreign Currency Forward Contracts

The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases, sales and certain intercompany transactions in the normal course of business. Contracts typically have maturities of a year or less. Principal currencies include the Mexican peso, Hungarian forint, British pound, Euro, and U.S. dollar.

Forward contracts are accounted for as cash flow hedges of a forecasted transaction. Derivative currency assets of $6.6 million as of December 31, 2001, are recorded in other current assets. Gains and losses on these instruments are recorded in other comprehensive earnings (loss) until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive earnings (loss) to the statement of earnings. The assessment of effectiveness for forward contracts is based on changes in the forward rates. These hedges have been determined to be perfectly effective

The majority of the amounts in accumulated other comprehensive earnings (loss) for cash flow hedges are expected to be reclassified into earnings within a year.

The following table summarizes, by currency, the contractual amounts of the company's foreign currency forward contracts.

December 31 *(dollars in thousands)*	**2001**		2000	
	Buy	**Sell**	**Buy**	**Sell**
Euro	**$ 3,900**	**$1,560**	$12,400	$1,840
British pound	**2,824**	**1,525**	1,515	1,532
Hungarian forint	**3,394**	**–**	3,135	–
Mexican peso	**74,279**	**–**	64,901	–
	$84,397	**$3,085**	$81,951	$3,372

The forward contracts in place at December 31, 2001 and 2000, amounted to approximately 85 percent and 75 percent, respectively, of the company's anticipated subsequent year exposure for those currencies hedged.

Revenue Recognition

The company recognizes revenue upon transfer of title, which generally occurs upon shipment of the product to the customer.

Compensated Absences

In the fourth quarter of 2001 and the second quarter of 2000, the company changed its vacation policy for certain employees so that vacation pay is earned ratably throughout the year and must be used by year-end. The accrual for compensated absences was reduced by $1.6 and $2.3 million in 2001 and 2000, respectively, to eliminate vacation pay no longer required to be accrued under the current policy.

Research and Development

Research and development costs are charged to operations as incurred and amounted to $27.6, $24.5, and $23.9 million for continuing operations during 2001, 2000, and 1999, respectively.

Product Warranty

The company offers warranties on the sales of certain of its products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management's estimate of the level of future claims.

Environmental Costs

The company accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded as assets when their receipt is considered probable. The accruals are adjusted as facts and circumstances change.

Earnings Per Share of Common Stock

The numerator for the calculation of basic and diluted earnings per share is net earnings. The following table sets forth the computation of basic and diluted weighted-average shares used in the earnings per share calculations:

	2001	2000	1999
Denominator for basic earnings per share – weighted-average shares	**23,648,136**	23,396,210	23,220,813
Effect of dilutive stock options	**266,646**	294,932	566,540
Denominator for diluted earnings per share	**23,914,782**	23,691,142	23,787,353

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under the new standards, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. Accordingly, the goodwill associated with the December 2001 acquisitions (see Note 2) will not be amortized. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the company will apply the new accounting standards beginning January 1, 2002. The company is currently assessing the financial impact SFAS No. 142 will have on the Consolidated Financial Statements. The company anticipates that all of the goodwill amortization of $6.6 million in 2001 will be eliminated as a charge to operations in 2002.

2. ACQUISITIONS

On December 28, 2001, the company acquired all of the outstanding stock of State Industries, Inc. (State). State is a manufacturer of a comprehensive line of residential and standard commercial water heaters and will nearly double the size of the company's existing water heater business while complementing the existing wholesale channel of distribution with a strong presence in the retail market. Scale-related synergies also are expected to be achieved as a result of the acquisition.

The aggregate purchase price was $117.2 million. This was comprised of $57.8 million for the outstanding stock, assumption of $56.3 million of debt, and $3.1 million of acquisition costs of which $1.8 million are unpaid at December 31, 2001. In connection with the State acquisition, additional purchase liabilities of $3.9 million were recorded for employee severance.

The table at the right summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The company is in the process of obtaining third-party appraisal of property, plant, and equipment and valuation of certain intangible assets and, therefore, the allocation of the purchase price is subject to refinement. The non-deductible goodwill has been recorded within the Water Systems Technologies segment. Of the $3.9 million of acquired intangible assets, $3.0 million was assigned to trademarks that are not subject to amortization. The weighted-average amortization period of the remaining acquired intangible assets is expected to be 8.6 years.

December 28 *(dollars in thousands)*	2001
Current assets	**$102,665**
Property, plant, and equipment	**74,409**
Intangible assets	**3,890**
Goodwill	**60,123**
Other assets	**653**
Total assets acquired	**$241,740**
Current liabilities	**$ 74,261**
Long-term liabilities	**52,094**
Total liabilities assumed	**126,355**
Net assets acquired	**$115,385**

On a pro forma basis, the unaudited consolidated results from continuing operations assuming the State acquisition occurred on January 1, 2000, is as follows:

Years Ended December 31 *(dollars in thousands)*	2001	2000
Net sales	**$1,467,261**	$1,572,923
Earnings from continuing operations	**17,604**	33,572
Earnings per share:		
Basic	**.74**	1.43
Diluted	**.74**	1.42

2. ACQUISITIONS (continued)

The pro forma results have been prepared for informational purposes only and include adjustments to depreciation expense of acquired plant and equipment, amortization of intangible assets other than goodwill and trademarks, increased interest expense on acquisition debt, and certain other adjustments, together with related income tax effects of all such adjustments. Anticipated efficiencies from the consolidation of manufacturing and commercial activities and anticipated lower material costs related to the consolidation of purchasing have been excluded from the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations that would have occurred had the purchases been made as of the beginning of the periods presented or of the results of operations that may occur in the future.

In December 2001, the company acquired a 100 percent equity interest in Shenzhen Speeda Industrial Co., Ltd. and will utilize the facility located in the People's Republic of China to manufacture electric motors. The total purchase price of $3.3 million, including future payments of $0.7 million, exceeded the fair value of the assets acquired (principally plant and equipment) by $0.8 million which was recorded as non-deductible goodwill within the Electric Motor Technologies segment.

On August 2, 1999, the company acquired the assets of MagneTek Inc.'s (MagneTek) domestic electric motor business and six wholly owned foreign subsidiaries for $244.6 million. The acquisition was accounted for using the purchase method of accounting and the financial statements include MagneTek's operating results since the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired of $104.3 million has been recorded as goodwill. Other intangibles acquired, customer lists, patents, and trademarks were assigned fair values aggregating $9.0 million and are being amortized over periods of 5 to 30 years. In connection with the MagneTek acquisition, additional purchase liabilities of $17.9 million were recorded which included employee severance and relocation, as well as certain facility exit costs. The remaining balance of such purchase liabilities at December 31, 2001, is $6.5 million.

3. DIVESTITURES AND DISCONTINUED OPERATIONS

On January 17, 2000 (the measurement date), the company, with the approval of its Board of Directors, decided to divest the company's fiberglass piping and liquid and dry storage businesses. The combined net sales of these operations were $129.3 and $118.6 million in 2000 and 1999, respectively.

On December 8, 2000, the company sold the fiberglass piping business, operated as Smith Fiberglass Products Company. On January 9, 2001, the company sold its liquid and dry storage business, operated as Engineered Storage Products Company. The net after-tax proceeds from the sale of these businesses were $62 million.

The components of the after-tax loss from discontinued operations included in the consolidated statement of earnings are as follows:

Years ended December 31 *(dollars in thousands)*	2000	1999
Earnings (loss) from operations:		
Smith Fiberglass Products Company	$ –	$(4,355)
Engineered Storage Products Company	3,139	3,465
Loss on disposition:		
Smith Fiberglass Products Company	(9,032)	(6,958)
Engineered Storage Products Company	(1,993)	–
Automotive Products Company	(4,017)	–
Net after-tax loss from discontinued operations	$(11,903)	$(7,848)

Certain expenses have been allocated to the operations of the discontinued businesses, including interest expense, which was allocated based on the ratio of net assets of the discontinued businesses to the total consolidated capital of the company.

The $9.0 million additional loss recorded at the time of the disposition of the fiberglass piping business in 2000 resulted from recognition of sales proceeds substantially less than originally anticipated, as the acquisition financing market, both generally and specific to the potential buyer, deteriorated to the point where the original transaction was not feasible. Subsequently, a sales contract containing a substantial reduction in sales proceeds and other concessions made by the company relative to the assumption of certain future costs was negotiated. An after-tax loss from operations (in an amount greater than what was originally anticipated as of the measurement date) of $0.5 million is included in the $9.0 million loss on disposition in 2000.

As a result of difficult financing conditions prevalent late in 2000, certain prospective buyers for the storage business withdrew from active negotiations resulting in a single interested buyer. The company agreed to price concessions to successfully complete its exit from this business, which resulted in an unanticipated after-tax loss on disposition for this business of $2.0 million.

The $4.0 million after-tax loss on disposition in 2000 for the automotive business consists of two items: $2.8 million ($4.0 million pretax) for workers' compensation costs associated with increased claims having an occurrence date prior to the 1997 sale of the automotive business for which the company retained responsibility per the sales contract; and $1.2 million ($2.0 million pretax) for final settlement of a purchase price dispute in the amount of $7.6 million for which $5.6 million pretax reserve had been established at the time of sale. The $2.8 million adjustment for workers' compensation costs was incremental to a $12.3 million reserve for workers' compensation retained by the company at the time of sale.

The components of the net assets of discontinued operations included in the consolidated balance sheets are as stated at the right:

December 31 *(dollars in thousands)*	**2001**	2000
Receivables	**$ 264**	$ 25,915
Inventories	**–**	4,138
Other current assets	**7,371**	8,737
Trade payables	**–**	(3,090)
Accrued payroll and benefits	**–**	(2,908)
Other current liabilities	**(5,839)**	(10,141)
Net current assets	**$ 1,796**	$ 22,651
Net property, plant, and equipment	**$ –**	$ 18,266
Other assets	**–**	5,130
Long-term liabilities	**(2,078)**	(5,903)
Net long-term assets (liabilities)	**$(2,078)**	$ 17,493

The net long-term liability in 2001 is included in other liabilities in the consolidated balance sheet.

4. BUSINESS IMPROVEMENT PROGRAMS

In the fourth quarter of 2001, the company recorded restructuring and other charges of $9.4 million ($6.0 million after tax or $.25 per share). The program is expected to generate pretax savings of more than $16 million in 2002 and $20 to $25 million annually thereafter. The charges include employee separation costs of $7.7 million associated with product or component manufacturing repositioning and the realignment of certain administrative functions. The resulting reduction of workforce is approximately 150 salaried and 775 hourly employees. In addition, the company recorded facility impairment and lease charges of $1.7 million representing estimated costs of facilities to be vacated. The company spent $0.8 million through December 31, 2001, for employee severance and separation costs. As a result of actions taken through December 31, 2001, the workforce has been reduced by approximately 66 employees. The company expects to be substantially completed with the realignment activities prior to December 31, 2002.

5. STATEMENT OF CASH FLOWS

Supplemental cash flow information is as follows:

Years ended December 31 *(dollars in thousands)*	**2001**	2000	1999
Net change in current assets and liabilities:			
Receivables	**$ 16,159**	$10,278	$ (7,726)
Inventories	**6,983**	(6,187)	(20,158)
Other current assets	**163**	(377)	393
Trade payables	**7,265**	10,559	6,654
Accrued liabilities, including payroll and benefits	**(8,984)**	(3,091)	(1,979)
Income taxes	**(10,411)**	(7,619)	(2,113)
	$ 11,175	$ 3,563	$(24,929)

6. INVENTORIES

December 31 *(dollars in thousands)*	2001	2000
Finished products	**$120,231**	$ 109,702
Work in progress	**40,210**	37,186
Raw materials	**58,375**	41,051
Inventories, at FIFO cost	**218,816**	187,939
Allowance at state inventories at LIFO cost	**24,110**	18,309
	$194,706	$169,630

7. PROPERTY, PLANT, AND EQUIPMENT

December 31 *(dollars in thousands)*	2001	2000
Land	**$ 9,408**	$ 6,690
Buildings	**136,189**	99,888
Equipment	**491,906**	435,440
	637,503	542,018
Less accumulated depreciation	**282,205**	259,183
	$355,298	$282,835

8. LONG-TERM DEBT AND LEASE COMMITMENTS

December 31 *(dollars in thousands)*	2001	2000
Bank credit lines, average year-end interest rate of 4.5% for 2001 and 6.6% for 2000	**$ 25,596**	$ 37,770
Commercial paper, average year-end interest rate of 2.3% for 2001 and 7.1% for 2000	**104,404**	124,945
Revolver borrowings, average year-end interest rate of 2.3% for 2001 and 7.2% for 2000	**120,000**	50,000
Term notes with insurance companies, expiring through 2018, average year-end interest rate of 7.1% for 2001 and 7.0% for 2000	**141,157**	102,286
Other notes, expiring through 2012, average year-end interest rate of 3.2% for 2001 and 4.5% for 2000	**12,500**	12,500
	403,657	327,501
Less amount due within one year	**13,272**	11,129
	$390,385	$316,372

The company has a $250 million multi-year revolving credit agreement with a group of ten financial institutions which expires on August 2, 2004. It also has an $83 million 364-day credit agreement with a group of six banks which expires on July 26, 2002. At its option, the company maintains either cash balances or pays fees for bank credit and services.

On June 8, 2001, the company issued $50 million in notes under loan facilities with two insurance companies. The notes range in maturity from 2013 to 2016 and carry an interest rate of 7.3 percent.

The company's credit agreement and term notes contain certain conditions and provisions which restrict the company's payment of dividends. Under the most restrictive of these provisions, retained earnings of $58.5 million were unrestricted as of December 31, 2001.

Borrowings under the bank credit lines and in the commercial paper market that are supported by the multi-year revolving credit agreement have been classified as long-term. It has been the company's practice to renew or replace the revolving credit agreement so as to maintain the availability of debt on a long-term basis and to provide 100 percent backup for its borrowings in the commercial paper market.

Long-term debt, maturing within each of the five years subsequent to December 31, 2001, is as follows: 2002 – $13.3; 2003 – $11.7; 2004 – $8.6; 2005 – $8.6; 2006 – $6.9 million.

Future minimum payments under noncancelable operating leases for continuing operations total $69.0 million and are due as follows: 2002 – $15.0; 2003 – $12.0; 2004 – $10.7; 2005 – $6.7; 2006 – $5.7; and thereafter – $18.9 million. Rent expense, including payments under operating leases, was $19.0, $18.3, and $15.3 million in 2001, 2000, and 1999, respectively.

Interest paid by the company for continuing and discontinued operations, was $16.9, $24.6, and $13.8 million in 2001, 2000, and 1999, respectively.

9. STOCKHOLDERS' EQUITY

The company's authorized capital consists of 3 million shares of Preferred Stock $1 par value, 14 million shares of Class A Common Stock $5 par value, and 60 million shares of Common Stock $1 par value. The Common Stock has equal dividend rights with Class A Common Stock and is entitled, as a class, to elect 25 percent of the board of directors and has 1/10th vote per share on all other matters.

During 2001, 2000, and 1999, 36,236, 200, and 14,655 shares, respectively, of Class A Common Stock were converted into Common Stock. Regular dividends paid on the Class A Common and Common Stock amounted to $.52, $.50, and $.48 per share in 2001, 2000, and 1999, respectively.

On December 9, 1997, the company's Board of Directors authorized the repurchase of up to $50 million of Common Stock of which $21.5 million remains available at December 31, 2001. At December 31, 2001, 32,595 and 8,730,594, shares of Class A Common Stock and Common Stock, respectively, were held as treasury stock. At December 31, 2000, 32,595 and 8,967,312 shares of Class A Common Stock and Common Stock, respectively, were held as treasury stock.

10. STOCK OPTIONS

The company has two Long-Term Executive Incentive Compensation Plans for granting nonqualified and incentive stock options to key employees. The 1990 plan has terminated except as to outstanding options. The 1999 plan provides for the issuance of 1.5 million stock options at fair value on the date of grant. The options granted become exercisable one year from date of grant and, for active employees, expire ten years after date of grant. The number of shares available for granting of options at December 31, 2001, was 158,650.

Changes in option shares, all of which are Common Stock, were as follows:

	Weighted-Average Per Share Exercise Price		Years ended December 31		
	2001		**2001**	2000	1999
Outstanding at beginning of year	**$12.87**		**2,448,500**	1,979,800	2,022,900
Granted					
2001 – $15.14 per share	**15.14**		**510,700**		
2000 – $13.56 to $16.28 per share				632,000	
1999 – $29.03 per share					173,900
Exercised					
2001 – $5.63 to $16.33 per share	**6.24**		**(225,600)**		
2000 – $4.67 to $16.33 per share				(141,600)	
1999 – $4.67 to $16.67 per share					(217,000)
Expired					
2000 – $18.00 to $27.25 per share			**–**	(21,700)	–
Outstanding at End of Year (2001 – $8.67 to $29.83 per share)	**17.01**		**2,733,600**	2,448,500	1,979,800
Exercisable at End of Year	**17.44**		**2,222,900**	1,816,500	1,805,900

10. STOCK OPTIONS (continued)

The following table summarizes weighted-average information by range of exercise prices for stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Options Outstanding at December 31, 2001	Weighted-Average Exercise Price	Options Exercisable at December 31, 2001	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$8.67 to $13.56	747,100	12.63	747,100	12.63	7 years
$15.14 to $18.33	1,636,650	16.62	1,125,950	17.29	6 years
$25.25 to $29.83	349,850	28.16	349,850	28.16	7 years
	2,733,600		2,222,900		

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the company's pro forma earnings and earnings per share from continuing operations would have been as stated at the right:

Years ended December 31 *(dollars in thousands, except per share amounts)*	2001	2000	1999
Earnings:			
As reported	**$14,502**	$41,656	$50,270
Pro forma	**12,727**	40,330	49,311
Earnings per share:			
As reported:			
Basic	**$0.61**	$1.78	$2.17
Diluted	**0.61**	1.76	2.11
Pro forma:			
Basic	**$0.54**	$1.72	$2.12
Diluted	**0.53**	1.70	2.07

The weighted-average fair value per option at the date of grant during 2001, 2000, and 1999 using the Black-Scholes option-pricing model, was $5.30, $4.73, and $9.58, respectively. Assumptions were as stated at the right:

	2001	2000	1999
Expected life (years)	**6.0**	5.0	4.0
Risk-free interest rate	**4.7%**	5.0%	6.5%
Dividend yield	**2.3%**	2.2%	2.1%
Expected volatility	**37.9%**	39.9%	38.6%

11. PENSION AND OTHER POST-RETIREMENT BENEFITS

The company provides retirement benefits for all United States employees. Plan assets consist primarily of marketable equities and debt securities. The company also has several foreign pension plans, none of which are material to the company's financial position. Effective January 1, 2001, the company changed its Executive Supplemental Pension Plan (ESPP) to an unfunded defined benefit plan. The company also has several unfunded defined benefit post-retirement plans covering certain hourly and salaried employees that provide medical and life insurance benefits from retirement to age 65.

The company has a defined contribution profit sharing and retirement plan covering the majority of its salaried nonunion employees which provides for annual company contributions of 35 percent to 140 percent of qualifying contributions made by participating employees. The amount of the company's contribution in excess of 35 percent is dependent upon the company's profitability. The company also has defined contribution plans for certain hourly employees which provide for annual matching company contributions.

On December 28, 2001, the company acquired State Industries, Inc., including its pension and defined contribution benefit plans.

The company does not provide post-retirement health care benefits beyond age 65. Certain hourly employees retiring after January 1, 1996, are subject to a maximum annual benefit and salaried employees hired after December 31, 1993, are not eligible for post-retirement medical benefits. As a result, a one percentage point change in the health care cost trend rate would not have a significant effect on the amounts reported. The post-retirement benefit obligation was determined using an assumed healthcare cost trend rate of 9 percent in 2001 trending down to 6 percent in 2004 and thereafter.

The following tables present the changes in benefit obligations, plan assets, funded status, and major assumptions used to determine these amounts for domestic pension and post-retirement plans and components of net periodic benefit costs.

	Pension Benefits		Post-retirement Benefits	
Years ended December 31 *(dollars in thousands)*	**2001**	2000	**2001**	2000
Change in benefit obligations				
Benefit obligation at beginning of year	**$(561,771)**	$(530,658)	**$(17,177)**	$(17,477)
ESPP benefit obligation at beginning of year	**(6,963)**	–	**–**	–
Service cost	**(5,900)**	(6,631)	**(258)**	(271)
Interest cost	**(41,579)**	(40,926)	**(1,227)**	(1,267)
Participant contributions	**–**	–	**(387)**	(264)
Plan amendments	**(542)**	–	**–**	–
Actuarial gains (losses) including assumption changes	**(15,759)**	(23,084)	**2**	79
Acquisition	**(64,642)**	–	**–**	–
Benefits paid	**46,669**	39,528	**2,592**	2,023
Benefit obligation at end of year	**$(650,487)**	$(561,771)	**$(16,455)**	$(17,177)
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 737,119**	$ 755,487	**$ –**	$ –
Actual return on plan assets	**(35,967)**	21,160	**–**	–
Contribution by the company	**946**	–	**2,205**	1,759
Participant contributions	**–**	–	**387**	264
Acquisition	**48,899**	–	**–**	–
Benefits paid	**(46,669)**	(39,528)	**(2,592)**	(2,023)
Fair value of plan assets at end of year	**$ 704,328**	$ 737,119	**$ –**	$ –
Funded status	**$ 53,841**	$ 175,348	**$(16,455)**	$(17,177)
Unrecognized net actuarial loss (gain)	**22,290**	(97,503)	**(1,781)**	(1,845)
Unrecognized net transition asset	**–**	(499)	**–**	–
Unrecognized prior service cost (credit)	**7,780**	4,612	**(525)**	(677)
Net amount recognized	**$ 83,911**	$ 81,958	**$(18,761)**	$(19,699)
Amounts recognized in the statement of financial position consist of:				
Prepaid pension asset	**$ 103,272**	$ 81,958	**$ –**	$ –
Accrued benefit liability	**(19,361)**	–	**(1,688)**	(1,687)
Post-retirement benefit obligation	**–**	–	**(17,073)**	(18,012)
Net amount recognized	**$ 83,911**	$ 81,958	**$(18,761)**	$(19,699)
Weighted-average assumptions as of December 31				
Discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Expected return on plan assets	**10.00%**	10.25%	**n/a**	n/a
Rate of compensation increase	**4.00%**	4.00%	**4.00%**	4.00%

Notes to *Consolidated Financial Statements* (continued)

11. PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

	Pension Benefits			Post-retirement Benefits		
Years ended December 31 *(dollars in thousands)*	**2001**	2000	1999	**2001**	2000	1999
Components of net periodic benefit cost						
Service cost	**$ 5,900**	$ 6,631	$ 4,890	**$ 258**	$ 271	$ 338
Interest cost	**41,579**	40,926	36,314	**1,227**	1,267	1,195
Expected return on plan assets	**(68,067)**	(64,854)	(56,598)	**–**	–	–
Amortization of prior service cost	**937**	559	502	**(152)**	(152)	(152)
Amortization of transition asset	**(499)**	(939)	(939)	**–**	–	–
Amortization of net actuarial gain	**–**	–	–	**(66)**	(82)	(59)
Defined benefit plan cost (income)	**$(20,150)**	$(17,677)	$(15,831)	**$1,267**	$1,304	$1,322
Various U.S. defined contribution plans cost	**2,418**	3,559	5,087			
	$(17,732)	$(14,118)	$(10,744)			

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $71,561, $68,104, and $48,899, respectively, as of December 31, 2001. The amounts were zero at December 31, 2000, since these plans were acquired or changed during 2001.

Net periodic benefit cost is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

12. INCOME TAXES

The components of the provision for income taxes for continuing operations consisted of the following:

Years ended December 31 *(dollars in thousands)*	**2001**	2000	1999
Current:			
Federal	**$(10,100)**	$ 3,964	$11,810
State	**(12)**	428	2,399
International	**2,426**	3,581	1,339
Deferred	**15,670**	15,459	11,274
	$ 7,984	$23,432	$26,822

The provision for income taxes for continuing operations differs from the U.S. federal statutory rate due to the following items:

Years ended December 31	**2001**	2000	1999
Provision at U.S. federal statutory rate	**35.0%**	35.0%	35.0%
International income tax rate differential	**2.2**	(1.1)	(1.8)
State income and franchise taxes	**(0.8)**	3.0	3.6
Research tax credits	**(1.3)**	(0.1)	(1.8)
Other	**0.4**	(0.8)	(0.2)
	35.5%	36.0%	34.8%

Components of earnings from continuing operations before income taxes were as follows:

Years ended December 31 *(dollars in thousands)*	**2001**	2000	1999
United States	**$18,939**	$57,845	$76,201
International	**3,547**	7,243	891
	$22,486	$65,088	$77,092

Total taxes paid (tax refunds received) by the company for continuing and discontinued operations amounted to $(2.7), $13.1, and $11.6 million in 2001, 2000, and 1999, respectively.

No provision for U.S. income taxes or foreign taxes has been made on the undistributed earnings of foreign subsidiaries as such earnings are considered to be permanently invested. At December 31, 2001, the undistributed earnings amounted to $38.5 million. Determination of the amount of unrecognized deferred tax liability on the undistributed earnings is not practicable. In addition, provision or benefit for U. S. income taxes have been made on foreign currency translation gains or losses.

The tax effects of temporary differences of assets and liabilities between income tax and financial reporting for continuing operations are as follows:

	2001		2000	
December 31 *(dollars in thousands)*	Assets	Liabilities	Assets	Liabilities
Employee benefits	**$25,605**	**$ 42,125**	$19,261	$33,791
Inventory	**–**	**3,363**	1,134	–
Receivables	**–**	**10,111**	–	4,697
Product liability and warranty	**40,986**	**–**	11,814	–
Depreciation differences	**–**	**42,781**	–	27,781
Amortization differences	**–**	**17,941**	–	13,094
Tax loss and credit carryovers	**9,946**	**–**	–	–
All other	**33**	**–**	–	7,753
	$76,570	**$116,321**	$32,209	$87,116
Net liability		**$ 39,751**		$54,907

These deferred tax assets and liabilities are classified in the balance sheet as current or long-term based on the balance sheet classification of the related assets and liabilities as follows:

December 31 *(dollars in thousands)*	**2001**	2000
Current deferred income tax assets	**$ 22,403**	$ 12,907
Long-term deferred income tax liabilities	**(62,154)**	(67,814)
Net liability	**$ 39,751**	$ 54,907

As a result of the acquisition of State Industries, Inc., the company has $19 million of federal net operating loss carryovers that expire between 2018 and 2021, $7.8 million of federal capital loss carryovers that expire in 2006, $2.0 million of contribution carryovers that expire between 2002 and 2006, and $2.5 million of tax credits, the majority of which have an unlimited carryover period. Due to a change in State Industries, Inc. ownership, the annual limitation for utilization of the federal tax carryovers is the equivalent of $2.7 million of deductions.

The company also has approximately $140 million of state and local net operating loss carryovers. The majority of these carryovers expire between 2010 and 2021.

13. LITIGATION AND INSURANCE MATTERS

The company and the newly acquired State Industries, Inc. are involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of their business involving product liability, property damage, insurance coverage, patents, and environmental matters, including the disposal of hazardous waste. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, the company believes these unresolved legal actions will not have a material effect on its financial position or results of operations. The following paragraphs summarize noteworthy actions and proceedings.

On July 16, 1999, a class action lawsuit was filed in the United States District Court, Western District of Missouri, by individuals on behalf of themselves and all persons throughout the United States who have owned or currently own a water heater manufactured by Rheem Manufacturing Company, A. O. Smith Corporation, Bradford White Company, American Water Heater Company, Lochinvar Corporation, and State Industries, Inc. (the "water heater manufacturers") that contains a dip tube manufactured, designed, supplied, or sold by Perfection Corporation between August 1993 and October 1996. A dip tube is a plastic tube in a residential water heater that brings the cold water supply to the bottom area of the tank to be heated.

The plaintiffs and defendants reached a settlement of the claims of this litigation. On November 22, 1999, the United States District Court, Western District of Missouri, entered an order giving preliminary approval to the settlement. On May 1, 2000, the District Court, which oversees the dip tube class action, gave final approval to the settlement. The final order approved the remedial system provided for in the settlement agreement. The deadline for filing claims under the class action settlement agreement was December 31, 2000. The water heater manufacturers paid the settlement claims. All other legal actions brought against the water heater manufacturers respecting dip tube claims have been dismissed as a result of the settlement of the class action.

Separately, the water heater manufacturers filed a direct action lawsuit in the Civil District Court for the Parish of Orleans, State of Louisiana, against Perfection Corporation and American Meter Company, the parent company of Perfection, Manner Plastics Materials, Inc., the developer of the polypropylene formula which it sold to Perfection Corporation and their insurers. This lawsuit seeks (1) recovery of damages sustained by the water heater manufacturers related to the costs of the class action settlement and the handling of dip tube claims outside of and prior to the national class action settlement, (2) damages for the liability of the water heater manufacturers assumed by Perfection Corporation by contract, and (3) personal injuries suffered by the water heater manufacturers as a result of the disparagement of their businesses. Also relating to the water heater manufacturers' recovery efforts, the insurers of Perfection Corporation have brought third-party claims against the water heater manufacturers in a state court action in Cook County, Illinois. Perfection Corporation has also sued the water heater manufacturers in a separate action in Cook County, Illinois. The filing by Perfection Corporation is an attempt to preempt the Louisiana lawsuit.

As of December 31, 2001, the company recorded a long-term receivable of $32.8 million (as detailed below) related to dip tube repair claims, administrative costs, legal fees, and related expenses. It is the company's expectation that all or a substantial portion of its costs will be recovered from Perfection, American Meter Company, Manner Plastics Materials, Inc., and their insurers, as well as the company's insurers.

(dollars in thousands)	**2001**	2000	1999 and Prior	**Cumulative December 31, 2001**
Repair claim payments	**$13,378**	$ 6,268	$2,537	**$22,183**
Administrative costs	**4,503**	2,009	1,021	**7,533**
Legal fees	**470**	2,085	490	**3,045**
Total funding	**$18,351**	$10,362	$4,048	**$32,761**

State Industries, Inc. is a defendant in three lawsuits pending at December 31, 2001, in state courts in Texas, California, and Alabama. The plaintiffs in each of these lawsuits are claiming they purchased a water heater manufactured by State which was defective, causing the plaintiffs to incur expenses for repair, replacement, or property damages. State ceased manufacturing this type water heater in 1999. The plaintiffs in each lawsuit are seeking class action status. The Texas lawsuit was certified by the trial court as a class action in 1999. Subsequently, State and the class representatives entered into a settlement agreement which provided compensation for the class members. As a result of a class member's objection to the settlement, the appellate court, in reviewing the certification of the class and the objection to the settlement, overruled the trial court and in 2001 ordered the decertification of the class action. The Texas Supreme Court affirmed the appellate court decision. State filed a separate lawsuit which is pending in the federal District Court in Dallas, Texas, against the class representatives seeking to have the court declare that State has no obligation under the settlement agreement. State is vigorously contesting all of the claims in the three lawsuits. The company believes that were there to be an adverse outcome with these lawsuits, it would not be material to the company's financial condition. The insurer of State is disputing the insurability of these claims. State and its insurer are suing each other in a lawsuit which is pending in the federal District Court in Nashville, Tennessee, respectively seeking a declaration concerning the coverage provided, if any, by the insurance policies for these claims.

The company is currently involved as a potentially responsible party ("PRP") in judicial and administrative proceedings initiated on behalf of various state and federal regulatory agencies seeking to clean up 12 sites which have been environmentally impacted (the "Sites") and to recover costs they have incurred or will incur as to the Sites. State Industries, Inc. is not involved in any environmentally impacted sites. The company previously reported that it was a defendant in two separate lawsuits involving a former mine in Colorado that is being remediated by the United States Environmental Protection Agency ("EPA"). The claims against the company have been dismissed by the trial court in both of those actions. While the State of Colorado retains the right to appeal the trial court's decision in one of those actions, the company believes that the trial court's well-reasoned decision would be upheld on any appeal brought by the state. Since the EPA has indicated that it does not intend to pursue any claims against the company with respect to this site, the company should have no further potential liability with respect to the site.

It is impossible at this time to estimate the total cost of remediation for the Sites or the company's ultimate share of those costs, primarily because the Sites are in various stages of the remediation process and issues remain open at many Sites concerning the selection and implementation of the final remedy, the cost of that remedy, and the company's liability at a Site relative to the liability and viability of the other PRPs.

The company has established reserves for the Sites in a manner that is consistent with generally accepted accounting principles for costs associated with such cleanups when those costs are capable of being reasonably estimated. To the best of the company's knowledge, the reserves it has established and insurance proceeds that are available to the company are sufficient to cover the company's liability. The company further believes its insurers have the financial ability to pay any such covered claims, and there are viable PRPs at each of the Sites which have the financial ability to pay their respective shares of liability at the Sites.

With respect to non-environmental claims, the company has self-insured a portion of its product liability loss exposure and other business risks for many years. The company has established reserves which it believes are adequate to cover incurred claims. For the year ended December 31, 2001, the company had $125 million of third-party product liability insurance for individual losses in excess of $1.5 million and for aggregate annual losses in excess of $10 million; State Industries, Inc. had $100 million of third-party product liability insurance for individual losses in excess of $3.0 million and for aggregate annual losses in excess of $8.0 million. The company reevaluates its exposure on claims periodically and makes adjustments to its reserves as appropriate.

14. OPERATIONS BY SEGMENT

The company has two reportable segments: Electric Motor Technologies and Water Systems Technologies. The Electric Motor Technologies segment manufactures fractional and integral Alternating Current (A/C) and Direct Current (D/C) motors used in fans and blowers in furnaces, air conditioners, and ventilating systems; industrial applications such as material handling; as well as in consumer products such as home appliances and jet pump motors, swimming pools, hot tubs, and spas. In addition, the Electric Motor Technologies segment manufactures hermetic motors which are sold worldwide to manufacturers of compressors used in air conditioning and refrigeration systems. The Water Systems Technologies segment manufactures residential gas and electric water heaters, as well as commercial water heating equipment used in a wide range of applications including hotels, laundries, car washes, factories, and large institutions. In addition, the Water Systems Technologies segment manufactures copper tube boilers used in large-volume hot water and hydronic heating applications.

The accounting policies of the reportable segments are the same as those described in the "Summary of Significant Accounting Policies" outlined in Note 1. Intersegment sales have been excluded from segment revenues and are immaterial. Earnings before interest and taxes (EBIT) is used to measure the performance of the segments and allocate resources.

14. OPERATIONS BY SEGMENT (continued)

Operations by Segment

	Earnings from Continuing Operations			Net Sales		
Years ended December 31 *(dollars in millions)*	**2001**	2000	1999	**2001**	2000	1999
Electric Motor Technologies	**$ 20.8**	$ 75.5	$ 78.9	**$ 802.7**	$ 902.4	$ 735.0
Water Systems Technologies	**39.2**	34.9	33.8	**348.5**	345.5	335.3
Total segments – EBIT	**60.0**	110.4	112.7	**$1,151.2**	$1,247.9	$1,070.3
General corporate and research and development expenses	**(21.1)**	(23.2)	(22.8)			
Interest expense	**(16.4)**	(22.1)	(12.8)			
Earnings from continuing operations before income taxes	**22.5**	65.1	77.1			
Provision for income taxes	**(8.0)**	(23.4)	(26.8)			
Earnings from continuing operations	**$ 14.5**	$ 41.7	$ 50.3			

Net sales of the Electric Motor Technologies segment includes sales to York International Corporation of $140.4, $182.9, and $191.3 million in 2001, 2000, and 1999, respectively.

Total Assets, Depreciation and Amortization, and Capital Expenditures by Segment

	Total Assets (December 31)			Depreciation and Amortization (Years ended December 31)			Capital Expenditures (Years ended December 31)		
(dollars in millions)	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Electric Motor Technologies	**$ 680.3**	$ 700.6	$ 705.1	**$37.0**	$34.7	$27.3	**$29.5**	$35.6	$27.0
Water Systems Technologies	**420.6**	182.8	177.4	**8.9**	9.0	8.8	**5.7**	4.6	5.6
Total Segments	**1,100.9**	883.4	882.5	**45.9**	43.7	36.1	**35.2**	40.2	32.6
Corporate Assets	**191.2**	141.4	120.9	**1.2**	1.3	1.2	**0.1**	0.3	0.2
Discontinued Operations	**1.8**	40.1	62.2	**–**	5.6	5.3	**–**	1.5	5.1
Total	**$1,293.9**	$1,064.9	$1,065.6	**$47.1**	$50.6	$42.6	**$35.3**	$42.0	$37.9

Corporate assets consist primarily of cash and cash equivalents, deferred income taxes, and prepaid pension.

Net Sales and Long-Lived Assets by Geographic Location

The following data by geographic area includes net sales based on product shipment destination and long-lived assets based on physical location. Long-lived assets include net property, plant, and equipment, and other long-term assets and exclude prepaid pension, intangible assets, and long-lived assets of discontinued operations.

	Long-Lived Assets		
(dollars in millions)	**2001**	2000	1999
United States	**$283.4**	$200.1	$192.1
Mexico	**102.0**	98.7	91.7
Other Foreign	**25.8**	24.4	28.5
Total	**$411.2**	$323.2	$312.3

	Net Sales		
(dollars in millions)	**2001**	2000	1999
United States	**$ 984.4**	$1,108.9	$ 959.7
Foreign	**166.8**	139.0	110.6
Total	**$1,151.2**	$1,247.9	$1,070.3

15. QUARTERLY RESULTS OF OPERATIONS (unaudited)

(dollars in millions, except per share amounts)	1st Quarter 2001	1st Quarter 2000	2nd Quarter 2001	2nd Quarter 2000	3rd Quarter 2001	3rd Quarter 2000	4th Quarter 2001	4th Quarter 2000
Net sales	**$318.2**	$344.6	**$308.3**	$341.3	**$269.1**	$290.8	**$255.6**	$271.2
Gross profit	**58.8**	73.4	**58.6**	73.5	**42.6**	54.3	**42.3**	46.9
Earnings								
Continuing	**8.5**	14.2	**10.7**	17.6	**0.4**	7.3	**(5.1)**	2.5
Discontinued	**–**	0.4	**–**	–	**–**	1.5	**–**	(13.8)
Net earnings	**8.5**	14.6	**10.7**	17.6	**0.4**	8.8	**(5.1)**	(11.3)
Basic earnings per share								
Continuing	**.36**	.61	**.45**	.75	**.02**	.31	**(.21)**	.11
Discontinued	**–**	.02	**–**	–	**–**	.07	**–**	(.59)
Net earnings	**.36**	.63	**.45**	.75	**.02**	.38	**(.21)**	(.48)
Diluted earnings per share								
Continuing	**.36**	.60	**.45**	.74	**.02**	.31	**(.21)**	.11
Discontinued	**–**	.02	**–**	–	**–**	.06	**–**	(.58)
Net earnings	**.36**	.62	**.45**	.74	**.02**	.37	**(.21)**	(.47)
Common dividends declared	**.13**	.12	**.13**	.12	**.13**	.13	**.13**	.13

Net earnings and dividends declared per share are computed separately for each period and, therefore, the sum of such quarterly per share amounts may differ from the total for the year.

See Note 8 for restrictions on the payment of dividends.

Quarterly *Common Stock Price Range*

(dollars per share)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001				
Common – High	**20.10**	**19.53**	**18.50**	**19.75**
Common – Low	**15.88**	**16.40**	**15.25**	**14.67**
Class A – High	**19.80**	**19.20**	**18.30**	**18.90**
Class A – Low	**15.88**	**16.50**	**16.00**	**14.50**
2000				
Common – High	23.13	22.81	21.38	17.25
Common – Low	14.94	17.81	11.19	12.50
Class A – High	22.00	22.44	17.25	16.88
Class A – Low	15.50	17.88	12.00	12.75

Responsibility for *Financial Statements*

The company has prepared the accompanying financial reports, occasionally utilizing estimates and judgment applied in a reasonable manner, and is responsible for their fairness and integrity. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. All financial information in this annual report is consistent with the accompanying financial statements.

The company's accounting systems are designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements.

The effectiveness of the accounting systems depends primarily upon the careful selection of managers; clear delegation of authority and assignment of accountability with appropriate division of responsibility; adherence to high business ethics; policies and procedures for coordinating the management of company resources; and the leadership and commitment of top management. The company maintains a strong internal auditing program that monitors compliance with internal control procedures, independently assesses the effectiveness of the internal controls, and recommends improvements.

The company's financial statements have been audited by Ernst & Young LLP, independent auditors, who have provided an independent assessment as to the fairness of presentation of the financial statements.

The Board of Directors, through its audit committee, which is comprised entirely of outside directors, is responsible for assuring that management fulfills its responsibilities in the preparation of financial statements. The audit committee meets regularly with the independent auditors, representatives of management, and internal auditors to review the activities of each and to ensure that each is properly discharging its responsibilities. To assure complete independence, Ernst & Young LLP and the company's internal auditors have full and free access to the audit committee and meet with the committee with and without management representatives present.

Report of *Ernst & Young LLP, Independent Auditors*

The Board of Directors and Stockholders
A. O. Smith Corporation

We have audited the accompanying consolidated balance sheets of A. O. Smith Corporation as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of A. O. Smith Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Milwaukee, Wisconsin
January 16, 2002

Historical Financial Review *1997 – 2001*

(dollars in thousands, except per share amounts)	**2001**	2000	1999	1998	1997
Net sales of continuing operations	**$1,151,156**	$1,247,945	$1,070,339	$800,803	$703,050
Earnings from continuing operations	**14,502**	41,656	50,270	40,656	32,065
Earnings (loss) from discontinued operations	**–**	(11,903)	(7,848)	3,835	121,765
Net earnings	**14,502**	29,753	42,422	44,491	153,830
Return on net sales – continuing operations	**1.3%**	3.3%	4.7%	5.1%	4.6%
Net earnings as a percent of monthly average stockholders' equity	**3.2%**	6.6%	10.2%	11.4%	35.6%
Cash dividends	**12,319**	11,720	11,172	11,051	12,677
Cash dividends as a percent of net earnings	**84.9%**	39.4%	26.3%	24.8%	8.2%
Diluted earnings per share					
Continuing operations	**0.61**	1.76	2.11	1.68	1.14
Discontinued operations	**–**	(0.50)	(0.33)	0.16	4.32
Net	**0.61**	1.26	1.78	1.84	5.46
Cash dividends	**0.52**	0.50	0.48	0.47	0.45
Weighted-average shares of stock used to calculate diluted earnings per share (000)[1, 2]	**23,915**	23,691	23,787	24,184	28,191
Shares of stock outstanding – year-end (000)[2]	**23,786**	23,549	23,394	23,292	24,433
Working capital	**221,624**	226,950	217,738	155,232	237,846
Current ratio	**1.9**	2.3	2.3	2.4	3.2
Property, plant, and equipment[3]					
Gross	**637,503**	542,018	518,741	405,545	358,209
Accumulated depreciation	**282,205**	259,183	235,248	201,089	188,783
Net	**355,298**	282,835	283,493	204,456	169,426
Capital expenditures[3]	**35,318**	40,516	32,807	18,511	37,368
Annual depreciation[3]	**38,485**	36,582	30,769	22,952	19,813
Total assets	**1,293,923**	1,064,868	1,065,585	736,570	682,789
Capitalization					
Common stockholders' equity	**451,878**	448,395	431,084	401,093	399,705
Total debt	**406,937**	327,501	360,880	135,832	106,562
Total capital	**858,815**	775,896	791,964	536,925	506,267
Debt/total capital ratio	**47.4%**	42.2%	45.6%	25.3%	21.0%
Book value per common share[4]	**19.00**	19.04	18.43	17.22	16.36
Number of employees – year-end[3]	**14,800**	13,800	15,100	8,700	7,400

[1] *Based on weighted-average number of shares outstanding.*

[2] *Adjusted for the three-for-two stock split in 1998.*

[3] *Data shown is for continuing operations only.*

[4] *Based on year-end stockholders' equity and common shares outstanding at year-end adjusted for the three-for-two stock split in 1998.*

Board of *Directors*

W. Michael Barnes[1, 2]
Retired Senior Vice President
of Finance and Planning
and Chief Financial Officer
Rockwell International Corporation
Elected to board in 2000

Glen R. Bomberger[2]
Retired Executive Vice President
Elected to board in 1986

Ronald D. Brown
Chairman, President,
Officer and Chief Executive
Milacron Inc.
Elected to board in 2001

William F. Buehler[3]
Retired Vice Chairman –
Board of Directors
Xerox Corporation
Elected to board in 1998

Kathleen J. Hempel[1]
Former Vice Chairman
and Chief Financial Officer
Fort Howard Corporation
Elected to board in 1998

Robert J. O'Toole[2]
Chairman, President,
and Chief Executive Officer
Elected to board in 1986

Dr. Agnar Pytte[1]
President Emeritus
Case Western Reserve University
Elected to board in 1991

Bruce M. Smith[2, 3]
Chairman, President,
and Chief Executive Officer
Smith Investment Company
Elected to board in 1995

Mark D. Smith[1]
Business Manager
Strattec Security Corporation
Elected to board in 2001

DIRECTOR EMERITUS

Lloyd B. Smith
Retired Chairman
Elected to board in 1945

1 *Audit Committee*
2 *Investment Policy Committee (Employee Benefit Trust Funds)*
3 *Personnel and Compensation Committee*

Corporate *Officers*

Robert J. O'Toole
Chairman, President,
and Chief Executive Officer

Kenneth W. Krueger
Senior Vice President
and Chief Financial Officer

Donald M. Heinrich
Senior Vice President

Ronald E. Massa
Senior Vice President

Randall S. Bednar
Vice President –
Information Technology

Dr. Charles J. Bishop
Vice President –
Corporate Technology

Michael J. Cole
Vice President – Asia

John J. Kita
Vice President,
Treasurer, and Controller

Albert E. Medice
Vice President – Europe

Edward J. O'Connor
Vice President –
Human Resources and Public Affairs

Steve W. Rettler
Vice President – Business Development

W. David Romoser
Vice President, General Counsel,
and Secretary

Patricia K. Ackerman
Assistant Treasurer

Kenneth J. Maciolek
Associate General Counsel
and Assistant Secretary

Company Securities, 10-K Information, *and Operating Companies*

AOS Listed NYSE THE NEW YORK STOCK EXCHANGE

A. O. Smith Corporation's Common Stock is listed on the New York Stock Exchange under the trading symbol AOS, and its Class A Common Stock is listed on the American Stock Exchange under the trading symbol SMCA.

Subsequent to March 4, 2002, interested parties may obtain a copy of the company's 2001 annual report on Form 10-K, as filed with the Securities and Exchange Commission. Inquiries and requests for the report should be made directly to Craig Watson, Director of Investor Relations, A. O. Smith Corporation, P.O. Box 245008, Milwaukee, Wisconsin 53224-9508.

Corporate Data

World Headquarters

A. O. Smith Corporation
11270 West Park Place
P.O. Box 245008
Milwaukee, Wisconsin 53224-9508
(414) 359-4000
www.aosmith.com

Investor Relations

Analyst inquiries
should be directed to:
Craig Watson
Director of Investor Relations
(414) 359-4009
cwatson@aosmith.com

Registrar, Stock Transfer Agent, Dividend Reinvestment Agent (for both classes of stock)

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
161 N. Concord Exchange Street
South St. Paul, Minnesota 55075
(800) 468-9716

Auditors

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, Wisconsin 53202-6612

Annual Meeting

The 2002 annual meeting of
shareholders will be held
on April 8, 2002, at:
Hotel du Pont
11th & Market Streets
Wilmington, Delaware

Divisions

Electrical Products Company

Donald M. Heinrich, President

Tipp City, Ohio (Headquarters)
Acuña, Mexico
Bray, Ireland
Budapest, Hungary
Gainsborough, England
Juarez, Mexico
LaVergne, Tennessee
McMinnville, Tennessee
Mebane, North Carolina
Monterrey, Mexico
Monticello, Indiana
Mt. Sterling, Kentucky
Owosso, Michigan
Ripley, Tennessee
Scottsville, Kentucky
Shenzhen, China
Upper Sandusky, Ohio

Water Products Company

Ronald E. Massa, President

Irving, Texas (Headquarters)
Alsip, Illinois
Ashland City, Tennessee
Charlotte, North Carolina
Cookeville, Tennessee
El Paso, Texas
Florence, Kentucky
Franklin, Tennessee
Juarez, Mexico
McBee, South Carolina
Nanjing, China
Renton, Washington
Stratford, Canada
Veldhoven, The Netherlands

P.O. Box 245008
Milwaukee, Wisconsin 53224-9508
http://www.aosmith.com